UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) No. 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) hereby informs its shareholders (“Shareholders”) and the market that the payment of Dividends for the second half of 2007, in the amount of R$ 1.497964530 per common Company share declared on February 27, 2008, will be effected on April 30, 2008, pursuant to the following instructions:

Shareholders with Registered Bank Account Details
In the case of Shareholders who have a bank account with Banco Bradesco S.A. (“Bradesco”), the custodial agent for the Company’s shares, or any other financial institution, and whose bank account details are duly registered with Bradesco, the dividend payments shall be credited to their respective bank accounts on April 30, 2008.

Shareholders without Registered Bank Account Details
Shareholders whose bank account details are not registered but whose addresses are duly registered with the Company, shall receive a Share Dividend Payment Notice (“Notice”) by mail and should go to a branch of Bradesco in order to receive their respective dividends.

Shareholders with Out of Date Registration
Shareholders whose bank account and/or registration details are out of date and who, for whatever reason, have not received the Notice should go to a branch of Bradesco to update their reference files and receive their respective dividends.

Shareholders whose Shares are Deposited with the CBLC
In the case of Shareholders whose shares are deposited in the Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing and Depository Corporation, “CBLC”), the dividend payments will be credited to their bank accounts by the CBLC which will transfer the resources to the Shareholders via Depositing Brokers.

ADRs
Payments related to the ADRs will be made through The Bank of New York Mellon (the depositary bank for the Company’s ADRs).

São Paulo, April 9, 2008.

CPFL Energia S.A.
José Antonio de Almeida Filippo
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.